Exhibit 99.2

Synergies, Benefits and Costs Related to the
Falabella - D&S Merger

Santiago, October 11, 2007

The information submitted in this document and in its confidential exhibit does not constitute a representation or obligation by the controlling shareholders or by the respective companies with regard to, without limitation, any shareholder, regulatory entities and investors, in the sense that future expansion plans, savings and other forward-looking statements could not undergo alterations, which decision must be made on the basis of its own merits in accordance with market conditions and other relevant variables.

Introduction

The controlling shareholders of S.A.C.I. Falabella (“Falabella”) and Distribucion y Servicio D&S S.A. (“D&S”) announced a merger agreement closed on May 17, 2007 (the “Merger”), which is subject to the approval of the entity in charge of protecting free competition in the country. Accordingly, on June 7, 2007, the controlling shareholders of these companies submitted a query (the “Query”) to the Antitrust Court, requesting that it should approve the Merger.

This document is intended to supplement the Query and should be deemed an integral part of the various documents that the inquiring parties believe are relevant and hence should be taken into consideration by the Court in discerning the causes and consequences of the Merger and issuing a determination in that regard.

The controlling shareholders of Falabella and D&S hired two internationally-renowned independent consultants: McKinsey & Co. and investment bankers J.P. Morgan Securities Inc (the “External Consultants”), who would assist them in assessing the synergies, benefits and costs of the Merger. This is intended to ascertain the factors that justify and support the inquired transaction, from an economic and business viewpoint, on the basis of documents analyzed and/or collected with the assistance of third parties unrelated to the inquiring parties or to the companies subject to the Merger.

In addition to this publicly-accessible report, the Court is also submitted the documents prepared through the auspices of the External Consultants. These documents explain, in greater detail, the origin of each source of synergy, benefits and costs, with their respective calculations, and an exhibit that elaborates on the information included in those documents. Both the documents as well as the exhibit are confidential since the information is commercially sensitive for the companies.

It should be noted that the impact of the greater size of the merged company as well as the transfer of know-how between the companies on the joint conduct of their businesses will result for the most part in benefits for the consumers, who may access goods and services of better quality and/or at lower prices.

Summary and Synergies, Benefits and Costs of the Merger

The Merger between Falabella and D&S will allow the merged entity to bank on the experience and know-how that each company has acquired in the conduct of their respective businesses and should generate significant cost efficiencies that would otherwise be unattainable. Thus, the merged company will be able to run at costs lower than the summation of costs that each company must bear separately at present.

Thus, while D&S is far more experienced than Falabella in operating supermarkets and hypermarkets, Falabella has focused its know-how more intently on department stores, home improvement and the credit business. The complementary nature of both companies will allow the transfer of their reciprocal business experiences to generate benefits above and beyond cost savings. For instance, it will optimize the sale of non-food products in hypermarkets or facilitate international expansion at a pace more rapid than originally planned by both companies individually. The greater scale of the company that will result from these transactions will have an impact on the volume of imported product purchases and therefore in securing better prices, with ensuing benefits for Chilean consumers. In turn, the speed and depth of their international expansion will reap benefits for Chilean producers since they would be able to use a regional distribution network, which would lie beyond their reach were it not for the Merger.

Following is a description of the results obtained, divided in five groups as mentioned below:

A.

Cost synergies and efficiencies to be generated in the Chilean market.

B.

Benefits from the additional growth of non-food products in the Chilean market.

C.

Benefits from the additional international growth that the merged company would be able to attain compared with the current individual plans of each company.

D.

Impact on consumers from an increase in purchase volumes thanks to the added momentum in international growth and enhanced sale of non-food products.

E.

Costs related to the integration of both companies.

The calculations made are based on public and nonpublic information of the companies, provided to the External Consultants, who acted as a “clean team”(1) to protect its confidential information. Moreover, the External Consultants have contributed information and estimates from their past know-how and experience in comparable operations, as well as from public information.

It should be noted that one of the precedents for the merger between Falabella and D&S is the merger between Falabella and Sodimac in 2003, which has served as a reliable yardstick to estimate synergies, benefits and costs as accurately as possible. The companies were merged successfully and efficiently, and both Sodimac and Falabella were benefited by (i) the existing structures in Peru, Argentina and Colombia in order to expand all the formats that both were operating at the time (20 stores have been opened in app. two years); (ii) corporate savings and economies of scale; (iii) efficient integration of their credit businesses, with direct benefits for consumers, with lower interest rates; (iv) transfer of know-how from Sodimac to Homestore and the subsequent integration of those operations; (v) transfer of know-how between formats; (vi) optimized back-office operations thanks to better technology and logistics practices, etc.; and (vii) lower cost of capital, among others.

A. Cost Synergies or Efficiencies to be Generated in the Chilean Market

To calculate synergies, the incremental or marginal savings that the merged entity could obtain operating jointly and in integrated fashion were estimated, compared with that that each

1(1)

This means a team of external consultants unrelated to the companies involved in the merger process, who act under strict confidentiality obligations in order to conduct analyses calling for sensitive information originated by both companies, without having access to information of the other company.

company could obtain independently. Conservative assumptions were made with regard to the extent of savings produced by each source, and the expected benefit stated is not all the synergies quantified but only such portion that is estimated as being actually within reach, based on Falabella’s past experience in its merger with Sodimac and D&S’s experience in comparable processes, such as its acquisition of Carrefour’s Chilean operation or Supermercados El Pilar, as well as similar transactions in which the External Consultants have participated.

Specifically, a valuation was made of the synergies in the two main business lines currently operated by both Falabella and D&S (supermarkets and the financial business), as well as those generated at the corporate level, looking for consistency with the criteria recently applied by the Court in similar transactions.

A.1 Cost Synergies and Efficiencies in the Supermarket Business

i)

Lower Cost of Supply of Non-Food Products

D&S distributes a sizable volume of non-food products. This supply is consistent with the worldwide trend in the supermarket industry in the sense of offering these products in larger establishments (hypermarkets). D&S sells non-food products specifically in those stores where available space and customer flows allow for greater diversification of supply toward products other than food. However, D&S has faced difficulties when it comes to managing the distribution of these types of products, both because these categories require a know-how far different from that inherent to products traditionally sold in supermarkets, as well as because of the difficulty in achieving the sales volumes needed to attain the operational and purchase scale to secure more competitive pricing terms. Examples of these products include clothing and footwear, electronic goods, home appliances and kitchen utensils, among others.

The merger of operations between D&S and Falabella, the latter an expert in administrating this kind of products, will allow the merged company to achieve major savings in the purchases presently conducted by D&S, thanks to higher volume and access to a better network of suppliers, in addition to more efficient purchases in order to be able to generate a supply that carries better value for consumers. These savings have been estimated at US$183-230 million and will be generated mainly by:

•

Better net purchase terms (price, bonuses, logistics fees, etc.) for suppliers of renowned external brands, as a result of better scale and reduced transaction costs with suppliers. This benefit was estimated purely on the basis of the better conditions that suppliers currently offer any of these two companies (in this case, usually Falabella), which should be transferred to the other once the Merger is carried out.

•

Lower costs of purchasing own brands, in essence from international vendors, due to joint purchases by D&S and Falabella, which would give them leverage to secure better prices thanks to higher volumes, with significant cost savings by skipping middlemen. This greater scale would not be within the reach of these companies independently.

ii)

Lower Cost of Supply of Food Products for Tottus

Similar to the point made above, due to the smaller scale of the Tottus-San Francisco chain compared with Lider, Falabella’s subsidiary obtains prices in many cases higher than those to which D&S has access for products typically sold in supermarkets, such as dry goods, perishables and general non-food consumables (PGC), among others. D&S is presumed able to transfer these better terms to Tottus-San Francisco as a result of the inquired transaction, which would generate app. US$ 198 million in savings. Also, on combining the scale of both companies, suppliers would be able to reduce their own distribution, administration and trading costs (e.g. delivering to the D&S distribution center instead of having to deliver products to each Tottus/San Francisco store). These savings are for the most part related to multinational suppliers, which should be transferred for the most part to consumers. Once again, using a conservative approach, we have not considered purchase terms even better than those attained at present by either of these companies. Moreover, the benefits to be attained by Tottus by virtue of the merger with D&S are estimated unattainable in the short to medium term if Tottus - San Francisco were to continue with its current expansion project.

iii)

Lower Cost of Supply of Food Products at Lider

On comparing the purchase terms presently secured by both companies’ supermarket chains, the External Consultants who acted as the “clean team” were able to ascertain that, in some cases, Tottus-San Francisco obtains lower prices than Lider. This circumstance is evidently not the result of economies of scale, but rather, very likely, of vendors’ commercial strategies, and some of these better terms were considered transferable to joint purchases, with savings in the region of US$23-57 million.

iv)

Logistics and Distribution Efficiencies

At present, the Tottus-San Francisco chain lacks a distribution center and systems that could allow it to accurately measure shelf service levels (a key indicator in this industry), which results in supply shortages and inefficiencies. These were significantly reduced after the merger with D&S and the integration of Tottus and San Francisco stores to Lider’s operational standards.

Moreover, both companies directly import a significant share of the products they sell, totaling US$ 275 million in the case of Falabella and US$ 135 million in the case of D&S (FOB values at 2006). For the most part, those impost come from the Far East. The merged company could combine these volumes and gain access to lower ocean carriage rates. These savings are immediate because shipping lines currently differentiate their rates by volume and both companies separately are unable to attain the best rates available. In fact D&S would not only have access to the best rates presently offered to the Falabella group, but also, both together will be able to secure an even lower rate.

In this regard, the savings from lower ocean carriage rates and increased efficiency in the supply for Tottus are estimated at US$58-67 million.

v)

Better Penetration for Private Label Brands

In the analysis conducted by the companies together with the External Consultants, it was confirmed that the brand variety offered by the Tottus chain is smaller than that worked by Lider. This is why the merger offers a priceless opportunity to improve the mix offered by Falabella’s subsidiary since it would be able to incorporate D&S’s private label brands (with direct benefits for consumers, with a broader supply in terms of variety and prices, and to the suppliers of these private label products). Likewise, D&S would be able to sell Falabella’s Recco brand of electric appliances, of better quality and greater variety than the private brands currently sold by Lider in that category.

The benefits associated with the above items have been valued in the region of US$12-16 million.

vi)

Lower Administration and Sales Expenses (ASE)

The integration between both companies’ supermarket chains will allow for a more cost-efficient operation than that which the two companies would be able to attain separately, with savings in the range of US$35-52 million. Applying our conservative approach once again, we have not taken into account any savings from the payment of lower prices for the resources used.

vii)

Applicability of General Procurement Terms and Conditions (GPTC) of D&S in Tottus

Given the interest of the merged entity in fostering the growth of smaller local suppliers and maintaining solid relations with its vendors generally, they have agreed that Tottus and San Francisco — as mentioned by the inquiring parties in their submission to the Court — will adopt the good practices implemented by D&S through the GPTC recently agreed with the National Economic Prosecutor’s Office and approved by the Antitrust Court. That program has an estimated financial cost of US$ 9 million due to shortened terms for trade payables and application of other measures included in the GPTC.

A.2 Cost Synergies and Efficiencies in the Financial Business

i) Better Risk Management

The CMR card is clearly a leader in the local market because of consumer preferences and risk and efficiency indicators. This conclusion is reached not only by comparing that card with others issued by other merchants, but also with bank cards. This position is to a great extent due to the experience and knowledge acquired during its 20 years-plus in the business, spawning CMR’s methodologies and structural techniques to evaluate its customers and administrate quotas and offers for additional products during their lifecycles. All of the above has allowed CMR to manage risk efficiently, thereby clinching the number-one spot in the payment means and credit industry. The integration of both companies’ internal systems and processes used in the financial business will allow for the ready transfer of this know-how and experience to Presto, which will reduce the risk of the D&S card, although the assumption is that it will still not match CMR’s because the risk implied in the portfolios is inherently different given the disparate nature of the population segments to which each card is addressed.

The benefits attainable through a joint operation in this area are estimated at US$263 million.

ii)

Credit Income in New Formats

Regardless of the strategy and level of integration agreed to be implemented for both companies’ financial businesses, it is believed that the combination of their customer portfolios will allow them to use their cards in more points of sales than those available at present, generating an increase in combined credits with an estimated benefit of US$28 million.

iii)

Lower Administration and Sales Expenses (ASE):

The integrated management of both companies’ financial businesses will allow for savings in ASE. Applying our conservative approach described above, savings under this header are estimated at US$218-386 million, since the merged company may operate with less resources than the summation of both companies acting independently.

A.3 Corporate Synergies

i)

Lower Administration and Sales Expenses in the Real Estate Business

Both Falabella and D&S run their own development and management divisions for their real estate operations associated with their principal lines of business. Integration between these divisions will allow for a more cost-efficient operation that the summation of both companies independently, generating savings estimated at US$3-7 million. As mentioned in the previous points, applying our conservative approach once again, we have not taken into account any savings from the payment of lower prices for the resources used.

ii)

Indirect Services

As mentioned previously, both Falabella and D&S have as their main business lines the operation of large retail stores, and, although their operations complement each other, their running requires similar factors of production and services, such as, for instance, cleaning services at the stores, equipment maintenance, security and others. Therefore, some of these indirect services may be negotiated for the entire scale resulting from the merger, with savings that are on aggregate estimated at US$69-97 million.

iii)

Lower Administration and Sales Expenses:

Comparably with the description given for the credit businesses and real estate subsidiaries of both groups, the combined corporate management of both companies entails savings in ASE of US$1-2 million. We repeat that we have only taken into consideration only the savings generated by the fact that the integrated company could operate on less resources than the summation of both companies independently, excluding any payment of a lower price for those resources.

iv)

Cost of Capital

We have also estimated significant benefits from the reduced cost of capital at the new company, which results from its larger size. This will allow the company to attain a higher indebtedness capacity at the same credit rating. This benefit has been calculated at US$165 million.

B. Benefits from the Additional Expansion of Non-Food Products in the Chilean Market

Compared with most hypermarkets worldwide, D&S sells a very low percentage of non-food products, despite having incorporated know-how and resources to that end on a permanent basis. Falabella, in turn, has managed to have Tottus Peru sell a significantly higher share of non-food products than D&S in Chile, this category representing 35% of its aggregate sales. This is partly due to its know-how, network of international vendors and efficient chain of procurement, including an office in Shanghai, all of which will be of benefit for Lider’s operations, improving its offer and ultimately benefiting consumers.

D&S has almost 465k square meters of sales space, of which app. 38% are devoted to the sale of non-food products, whereas this business accounts for only 16% of total retail sales at D&S. On comparing with a list of 17 international players with comparable formats, including most notably Carrefour and Tesco, one may notice that the non-food segment represents on average 27% of aggregate sales, in stark contrast with D&S substantially lower percentage as indicated. This same conclusion is arrived at on comparing Lider’s establishments with the Tottus supermarkets in Peru.

Management at each company believes that the experience and skills related to the sale of Falabella’s non-food products will allow for a quantitative improvement to D&S’s non-food sales, approaching the standards of international supermarket operators. In practice, this transfer of experience and skills may only come about through the combination of both businesses and by means of a profound integration as in the case of a merger. Most relevant skills are organization-specific and cannot be transferred merely by a migration of executives. In all, this optimization of the non-food offering is believed to generate a benefit of around US$526 million.

C. Benefits from Additional International Growth Attainable by the Merged Company

Falabella has publicly disclosed an international expansion plan for the coming years, which includes opening new department and home improvement stores (Sodimac) in the three countries in which it participates at present (Argentina, Peru and Colombia), in addition to supermarkets and hypermarkets in Peru. In turn, D&S to date had no concrete internationalization plans given its smaller size compared with that of other competitors in the region (Wal-Mart, Carrefour, Casino group), which made this objective hardly attainable.

The expanded scale to be achieved after the merger will allow it, as mentioned above, to provide financial support for a more aggressive investment plan than that already announced by the companies. Moreover, this will afford an opportunity to take advantage of the experiences and know-how of both companies in their respective leadership areas, thereby facilitating consummation of a more aggressive international expansion plan, which will also benefit domestic vendors by allowing them to produce at a larger scale and gain access to a distribution network that they would otherwise be unable to develop on their own.

The entity resulting from the merger may take advantage of the operations and management organization that Falabella already has in some countries and of D&S’s greater experience in the supermarket sector, so as to be able to consider a more robust expansion plan in this format and even entertain the idea of penetrating other markets. In turn, the complementary nature of the real estate used in supermarkets/home improvement stores will have a direct, positive impact on the growth plans for this format. Higher sales expected to be achieved compared with the non-merger scenario will have a positive impact on the group’s financial credits.

The growth mentioned above, which are in addition to the figures announced by the companies in the non-merger scenario, will generate a total benefit estimated at US$500 million.

D. Savings from Higher Joint Purchases due to Additional Expansion and Enhanced
Non-Food Sales

The escalated growth of the group throughout the region, in all its formats, will allow the merged company to significantly increase its scale and thereby conduct its international purchases more directly and efficiently than at present, saving on middlemen costs and gaining access to a better network of suppliers. This will bring down procurement costs and/or improve quality, for the benefits of consumers both Chilean and foreign.

The aggregation and joint purchase of certain imported products required by various business units and lines within a single retail operation, even if they are found in different lines, allow the operator to attain significant cost reductions in the purchase of those products.

Consequently, accelerated international growth fueled by the merger of Falabella and D&S will help the merged entity to expand its scale substantially, in turn generating major savings in the procurement costs of products within specific categories.

These savings are estimated at US$88 million, and should occur in both international and Chilean operations, for the benefit of customers both domestic and foreign, who will enjoy the fruits of better joint purchase terms.

E. Costs of Integrating the Merged Entity

As in any merger, costs and expenses arise in association with the integration of corporate management, supermarket operations, financial business and overhead.

To calculate the costs associated with the merger, we have considered those expenses that arise from the planning consummation and implementation of the merger, and in particular all the costs and investments needed to attain the synergies and benefits discussed in this document.

The main cost items related to the merger were grouped in the following manner:

(i)

Overhead: this refers for the most part to costs associated with consultants, legal, financial and communication advisors and others.

(ii)

Costs of integrating the supermarket business: this includes investments and costs related to the refurbishing of stores required to better take advantage of synergies and expenses associated with the integration of systems and human resources.

(iii)

Costs of integrating the credit business: this considers the costs required to refurnish credit branches, integration of systems and human resources.

(iv)

Costs of integrating at the corporate level: this refers to the costs of integrating corporate systems and human resources.

The merger costs were valued at US$31 million and their estimate was based on public and nonpublic information, on the companies’ past experiences both at Falabella and D&S, and on market costs previously quoted.

In particular, it is believed that the Falabella - Sodimac merger announced in 2003 and implemented in 2004 is a very good yardstick to estimate these costs. At that time, Sodimac was merged with HomeStore, with the ensuing transformation and retrofitting of stores, credit operations were integrated, as well as the executive corporate management and logistics and support systems for both companies’ lines of business.

E Summary of Synergies, Benefits and Costs of the Inquired Operation

The table inserted in the following page summarizes the synergies, benefits and costs of the Merger, on the basis of the discussion included in this document.

ITEM	AREA	DESCRIPTION	Valuation NPV(2) NPV: Net present value after discounting future cash flows. at 01/1/2008 Millions of US$
A. Synergies of the merger in Chile			1,247 - 1,558
	1. Supermarkets		500 - 611
		Lower cost of non-food product supply in the merged supermarket chain	183 - 230
		Lower cost of food product supply in Tottus	198
		Lower cost of food product supply in Lider	23 - 57
		Logistics and distribution efficiencies	58 - 67
		Greater penetration of private label food products in Tottus and Non-food in Lider	12 -16
		Lower administration and sales expenses	25 - 52
		Application of GPTC to suppliers of Tottus and San Francisco	-9
	2. Financial Business		509 - 677
		Better risk management at Presto due to CMR’s structural know-how	263
		Revenue from greater credits to current customer portfolio in new formats	28
		Lower administration and sales expenses	218 - 386
	3. Corporate		238 - 271
		Lower real estate administration and sales expenses	3 - 7
		Savings in indirect costs	69 - 97
		Lower corporate administration and sales expenses	1 - 2
		Reduced cost of capital	165

ITEM	AREA	DESCRIPTION	Valuation NPV[2] NPV: Net present value after discounting future cash flows. at 01/1/2008 Millions of US$
B. Benefits from optimized non-food sales at D&S			526
	Transfer of experience in the non-food category from Falabella will allow D&S to approach international sales mix standards
C. Benefits from international expansion beyond current plans			500

The merged company will be able to bear a more aggressive expansion pan, favoring supermarket formats thanks to D&S’s know-how and home improvement formats thanks to real estate compatibility. Also, a higher credit volume is achievable.

D. Savings from higher joint purchases due to additional expansion and optimization of non-food sales			88

The greater scale achievable by the merged company due to accelerated expansion plans and increased non-food sales will allow securing better prices for imported products positively impacting on consumers.

E. Integration Costs			-31
TOTAL (A+B+C+D+E)			2,300 - 2,642

_____________

(2) NPV: Net present value after discounting future cash flows.

Both the companies involved at the External Consultants believe there are synergies in addition to those discussed here and, if confirmed, they would benefit consumers. However, they were not valuated because of the conservative approach adopted. These synergies include:

•

Potential increase in food sales in Falabella’s supermarkets in Chile.

•

Savings in the purchase of renowned brands of non-food products for Falabella and Sodimac.

•

Savings from lower cost of domestic road transportation and other logistical improvements.

•

Synergies derived from a larger scale will allow for investments in new technologies that enhance the efficiency of the various lines of business.

•

Higher sales in retail business thanks to a better value proposal due to its status as a multi-format retailer.

•

Synergies due to a larger number of Banco Falabella branches that could be opened at D&S establishments.

•

Lower risk in the CMR portfolio due to better knowledge of customers thanks to its status as a multi-format retailer.

•

Entry onto new countries around the region, taking advantage of the potentials of the new merged company.

Also, other effects of the merger that could constitute social benefits have not been taken into account, such as:

•

Greater access to banking services for lower income segments due to the greater number of Banco Falabella branches in areas with a lower income than in those in which D&S is present.

•

Better quality of products and services and lower prices that originate from the sharing of know-how between the companies and gaining access to better operational, logistical and systems technologies.

•

Better international commercial platform for Chilean suppliers, in particular small and midsize businesses.